Exhibit 12.

                               HECLA MINING COMPANY
                     FIXED CHARGE COVERAGE RATIO CALCULATION
          For the years ended December 31, 1990, 1991, 1992, 1993, 1994 and the three months ended March 31, 1994 and 1995
                          (In thousands, except ratios)

                                                                                       1st Qtr     1st Qtr
                           1990       1991       1992        1993         1994           1994        1995
    Net loss
    before income
     taxes and
    cumulative effect
    of changes in
    accounting
    principles              (398)    (18,077)    (55,518)    (18,720)    (24,248)     (5,582)     (2,414)

    Add:  Fixed
    Charges                6,224       7,136       7,036       9,385      10,857       3,181       2,323
    Less:  Capitalized
    Interest                (591)       (145)     (2,070)     (3,533)     (1,751)       (965)        (58)
    Net income (loss)
     before income taxes
     and cumulative
     effect of changes
     in accounting
     principles & fixed
     charges               5,235     (11,086)    (50,552)    (12,868)    (15,142)     (3,366)       (149)

    Fixed charges:
    Preferred stock
    dividends                 --          --          --       4,070       8,050       2,013       2,012
    Interest portion
    of rentals                --          --          --          --         166          --         146
    Interest expense       6,073       6,985       6,905       5,224       2,606       1,149         165
    Amortization of
    Lyons                    151         151         131          91          35          19          --

    Total fixed
    charges                6,224       7,136       7,036       9,385      10,857       3,181       2,323

    Fixed Charge
    Ratio                     (a)        (a)         (a)         (a)         (a)         (a)         (a)





    Inadequate
    coverage                 989      18,222      57,588      22,253      25,999       6,547       2,472

    Writedowns & other
    non-cash charges:
     DD&A (b) (mining
    activity)             25,688      21,161      13,774      13,526      14,233       2,620       5,642
     DD&A (b) (corporate)    794         737         851         669         524         182          83
     Provision for
    closed operations      3,916       3,764      13,608       2,327      11,353         240          56
     Reduction in
    carrying value of
       mining properties     502          41      30,791       2,561       7,864          --          --

                          30,900      25,703      59,024      19,083      33,974       3,042       5,781

    (a)  Earnings for period were inadequate to cover fixed charges.
    (b)  DD&A is an abbreviation for "depreciation, depletion and amorization".